

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Hong Zhida
Chief Executive Officer
Addentax Group Corp.
Kingkey 100, Block A, Room 5403
Luohu District, Shenzhen City, China 518000

>   **Re: Addentax Group Corp.**
>   **Amendment No. 17 to Registration Statement on Form S-1**
>   **Filed February 24, 2022**
>   **File No. 333-230943**

Dear Mr. Zhida:

        We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2022 letter.

Amendment No. 17 to Registration Statement on Form S-1 Filed February 24, 2022

Cover Page

1.   Clearly disclose on the cover page how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations.

<u>General</u>

2.   We note your amended disclosure on page 5 regarding the CSRC Answers, including your statement that "if we complete the offering prior to the effectiveness of Administration Provisions and Measures, we will certainly being given a sufficient transition period to complete the filing procedure as an existing overseas listed Chinese company." Please advise on the anticipated time period, clarify what is meant by "sufficient transition period," and clarify the circumstances under which you may be required to complete the filing procedure, given that you have currently received a response from the CSRC confirming that your offering does not require the examination and approval of the CSRC.

3.   We note your response and revised disclosure in response to comment 2. Please revise your Cover Page and the Prospectus Summary to acknowledge that if the Accelerating Holding Foreign Companies Accountable Act is enacted, and if you are subject to it, it would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Please also make the corresponding changes to the Cover Page for your selling shareholder offering.

4.   We note your statements that you are not required to obtain, or subject to, certain permissions and approvals, such as CAC approval and CSRC approval, based on the advice or confirmation of your PRC counsel. Please tell us whether your PRC counsel intends to file a consent as an exhibit to the Registration Statement. If not, please tell us why not.

        Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Lawrence Venick